UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Qimonda AG
(Name of Issuer)
Ordinary shares
(Title of Class of Securities)
746904101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	746904101	SCHEDULE 13G	Page	1	of	7	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Infineon Technologies AG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	5.	SOLE VOTING POWER

NUMBER OF		94,963,877 (1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		167,686,026

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		94,963,877 (1)

	8.	SHARED DISPOSITIVE POWER

167,686,026

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,649,903 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

76.8% (1)(2)

12.	TYPE OF REPORTING PERSON

CO

(1)	Does not include 2,300,098 ordinary shares transferred by Infineon Technologies AG to J.P. Morgan Securities Ltd. pursuant to a Share Lending Agreement dated as of September 20, 2007 in connection with the issuance of 1.375% Guaranteed Subordinated Exchangeable Notes due 2010 by Infineon Technologies Investment B.V. (the “Loan Shares”). The outstanding Loan Shares were returned to Infineon Technologies AG subsequent to December 31, 2007. Including such returned Loan Shares, Infineon Technologies AG was the beneficial owner of 77.5% of the outstanding ordinary shares (including American Depositary Shares issued in respect thereof) of Qimonda AG.

(2)	Based on 342,000,001 ordinary shares (including American Depositary Shares issued in respect thereof) of Qimonda AG outstanding as of September 30, 2007.

CUSIP No.	746904101	SCHEDULE 13G	Page	2	of	7	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Infineon Technologies Holding B.V.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		167,686,026

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

	8.	SHARED DISPOSITIVE POWER

		167,686,026

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	167,686,026

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	49.0%(1)

12.	TYPE OF REPORTING PERSON

	CO

(1)	Based on 342,000,001 ordinary shares (including American Depositary Shares issued in respect thereof) of Qimonda AG outstanding as of September 30, 2007.

CUSIP No.	746904101	SCHEDULE 13G	Page	3	of	7	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Infineon Technologies Investment B.V.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		167,686,026

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

	8.	SHARED DISPOSITIVE POWER

		167,686,026

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	167,686,026

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	49.0%(1)

12.	TYPE OF REPORTING PERSON

	CO

(1)	Based on 342,000,001 ordinary shares (including American Depositary Shares issued in respect thereof) of Qimonda AG outstanding as of September 30, 2007.

CUSIP No.	746904101	SCHEDULE 13G	Page	4	of	7	Pages

ITEM 1(a).	NAME OF ISSUER:
Qimonda AG

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
Gustav-Heinemann-Ring 212
81739 Munich, Germany

ITEM 2(a).	NAME OF PERSON FILING:
Infineon Technologies AG (“Infineon”), Infineon Technologies Holding B.V. (“Holding”), Infineon Technologies Investment B.V. (“Investment”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Infineon: Am Campeon 1-12, D-85579 Neubiberg, Germany
Holding: Westblaak 32, NL-3012 KM Rotterdam, The Netherlands
Investment: Westblaak 32, NL-3012 KM Rotterdam, The Netherlands

ITEM 2(c).	CITIZENSHIP:
Infineon: Federal Republic of Germany
Holding: The Netherlands
Investment: The Netherlands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary shares of no par value

ITEM 2(e).	CUSIP NUMBER:
746904101

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

This Schedule 13G filing relates to 262,649,903 ordinary shares of Qimonda AG that are owned as follows: (i) 94,963,877 shares by Infineon and 167,686,026 shares by Investment. Investment is a direct wholly owned subsidiary of Holding, and Holding is a direct wholly owned subsidiary of Infineon. Accordingly, each of Infineon and Holding may be deemed to beneficially own securities held by Investment.

Infineon:

(a)	Amount beneficially owned:	262,649,903	(1)

(b)	Percent of Class:	76.8%	(1)

(c)	Number of shares as to which Infineon has:

(i)	Sole power to vote or to direct the vote	94,963,877	(1)

(ii)	Shared power to vote or to direct the vote	167,686,026

CUSIP No.	746904101	SCHEDULE 13G	Page	5	of	7	Pages

		(iii)	Sole power to dispose or direct the disposition of	94,963,877	(1)

		(iv)	Shared power to dispose or direct the disposition of	167,686,026

	Holding:

	(a)	Amount beneficially owned:	167,686,026

	(b)	Percent of Class:	49.0%

	(c)	Number of shares as to which Holding has:

		(i)	Sole power to vote or to direct the vote	0

		(ii)	Shared power to vote or to direct the vote	167,686,026

		(iii)	Sole power to dispose or direct the disposition of	0

		(iv)	Shared power to dispose or direct the disposition of	167,686,026

	Investment:

	(a)	Amount beneficially owned:	167,686,026

	(b)	Percent of Class:	49.0%

	(c)	Number of shares as to which Investment has:

		(i)	Sole power to vote or to direct the vote	0

		(ii)	Shared power to vote or to direct the vote	167,686,026

		(iii)	Sole power to dispose or direct the disposition of	0

		(iv)	Shared power to dispose or direct the disposition of	167,686,026

(1) Does not include 2,300,098 ordinary shares transferred by Infineon Technologies AG to J.P. Morgan Securities Ltd. pursuant to a Share Lending Agreement dated as of September 20, 2007 in connection with the issuance of 1.375% Guaranteed Subordinated Exchangeable Notes due 2010 by Infineon Technologies Investment B.V. (the “Loan Shares”). The outstanding Loan Shares were returned to Infineon Technologies AG subsequent to December 31, 2007. Including such returned Loan Shares, Infineon Technologies AG was the beneficial owner of 77.5% of the outstanding ordinary shares (including American Depositary Shares issued in respect thereof) of Qimonda AG.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ ..

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No.	746904101	SCHEDULE 13G	Page	6	of	7	Pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 7, 2008

INFINEON TECHNOLOGIES AG
By:	Rudolf von Moreau
	Name:	Rudolf von Moreau
	Title:	Corporate Legal Counsel

By:	Cornelius Simons
	Name:	Cornelius Simons
	Title:	Corporate Legal Counsel

INFINEON TECHNOLOGIES HOLDING B.V.
By:	Robert Hawliczek
	Name:	Robert Hawliczek
	Title:	Managing Director

By:	Andreas Brandstetter
	Name:	Andreas Brandstetter
	Title:	Managing Director

INFINEON TECHNOLOGIES INVESTMENT B.V.
By:	Robert Hawliczek
	Name:	Robert Hawliczek
	Title:	Managing Director

By:	Andreas Brandstetter
	Name:	Andreas Brandstetter
	Title:	Managing Director

CUSIP No.	746904101	SCHEDULE 13G	Page	7	of	7	Pages

EXHIBIT 1
AGREEMENT OF JOINT FILING
     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the ordinary shares of Qimonda AG and that this Agreement be included as an Exhibit to such filing.
     This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.
IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 7, 2008.

INFINEON TECHNOLOGIES AG
By:	Rudolf von Moreau
	Name:	Rudolf von Moreau
	Title:	Corporate Legal Counsel

By:	Cornelius Simons
	Name:	Cornelius Simons
	Title:	Corporate Legal Counsel

INFINEON TECHNOLOGIES HOLDING B.V.
By:	Robert Hawliczek
	Name:	Robert Hawliczek
	Title:	Managing Director

By:	Andreas Brandstetter
	Name:	Andreas Brandstetter
	Title:	Managing Director

INFINEON TECHNOLOGIES INVESTMENT B.V.
By:	Robert Hawliczek
	Name:	Robert Hawliczek
	Title:	Managing Director

By:	Andreas Brandstetter
	Name:	Andreas Brandstetter
	Title:	Managing Director